Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 7, 2016

relating to

Preliminary Prospectus Supplement dated March 7, 2016 and

Prospectus dated March 2, 2016

Registration Statement No. 333-209889

International Flavors & Fragrances Inc.

€500,000,000 1.75% Senior Notes due 2024

Pricing Term Sheet

Issuer:	International Flavors & Fragrances Inc.

Securities:	1.75% Senior Notes due 2024 (the “Notes”)

Format:	SEC registered

Ratings*:	Baa1 (stable) / BBB+ (stable) (Moody’s / S&P)

Aggregate Principal Amount:	€500,000,000

Maturity Date:	March 14, 2024

Trade Date:	March 7, 2016

Settlement Date:	March 14, 2016 (T+5)

Coupon:	1.75%

Interest Payment Dates:	March 14 of each year, beginning on March 14, 2017

Public Offering Price:	99.822% of principal amount, plus accrued interest, if any

Net Proceeds to Issuer (after underwriting discount):	€495,985,000

Yield to Maturity:	1.774%

Benchmark Security:	1.75% DBR due February 15, 2024

Benchmark Security Price:	114.500%

Benchmark Security Yield:	-0.071%

Spread to Benchmark Security:	+184.5 basis points

Mid-Swap Yield:	0.354%

Spread to Mid-Swap:	+142 basis points

Make-Whole Call:	At any time prior to December 14, 2023 at a price equal to greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) a discount rate of Comparable Government Bond Rate plus 30 basis points, plus accrued and unpaid interest to, but excluding, the date of redemption.

Par Call:	At any time on or after December 14, 2023 at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Day Count Convention:	Actual/Actual (ICMA)

Expected Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.

Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP / ISIN / Common Code:	459506 AD3 / XS1319817323 / 131981732

Settlement:	Euroclear/Clearstream

Joint Book-Running Managers:	BNP Paribas J.P. Morgan Securities plc Morgan Stanley & Co. International plc

Co-Managers:

Citigroup Global Markets Limited

Mitsubishi UFJ Securities International plc

Banco Santander, S.A.

ING Bank N.V., Belgian Branch

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Stabilization:	Stabilization/FCA

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BNP Paribas at +1-800-854-5674, J.P. Morgan Securities plc at +44-207-134-2468 or Morgan Stanley & Co. International plc at +44 -207-677-7799.